EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees' Savings, Investment and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-48871) on Form S-8 of Revlon, Inc. of our report dated June 20, 2013, with respect to the Statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan as of December 31, 2012 and 2011, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Revlon Employees' Savings, Investment and Profit Sharing Plan.

/s/ KPMG LLP
New York, New York
June 20, 2013